Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
March 31, 2017
(millions of dollars)
Operating revenues:
Nonaffiliates	$3,417
Affiliates	495
Total operating revenues	3,912
Operating expenses:
Wholesale transmission service	906
Operation and maintenance	767
Depreciation and amortization	769
Provision in lieu of income taxes	252
Taxes other than amounts related to income taxes	450
Total operating expenses	3,144
Operating income	768
Other income and (deductions) - net	(14)
Nonoperating provision in lieu of income taxes	(6)
Interest expense and related charges	337
Net income	$423